EX. 99.28(d)(2)(ii)

Amendment to
Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
and PPM America, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and PPM America, Inc., a Delaware corporation and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 15th day of October, 2012 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the investment portfolio (“Fund”) of the JNL Strategic Income Fund LLC (the “Strategic Income Fund”), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 10. “Duration and Termination”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 10. “Duration and Termination” in its entirety, and replace with the following:

10.
Duration and Termination. This Agreement will become effective as to a Fund upon execution or, if later, on the date that initial capital for such Fund is first provided to it and, unless sooner terminated as provided herein, the initial term will continue in effect through September 30, 2014. Thereafter, if not terminated as to a Fund, this Agreement will continue in effect through September 30th of each successive year following the initial term, for each Fund covered by this Agreement, as listed on Schedule A, provided that such continuation is specifically approved at least annually by the Strategic Income Fund’s Board of Managers or by vote of a majority of the outstanding voting securities of such Fund, and in either event approved also by a majority of the Managers of the Strategic Income Fund who are not interested persons of the Strategic Income Fund, or of the Adviser, or of the Sub-Adviser. Notwithstanding the foregoing, this Agreement may be terminated as to a Fund at any time, without the payment of any penalty, on sixty days’ written notice by the Strategic Income Fund or Adviser, or on sixty days’ written notice by the Sub-Adviser. This Agreement will immediately terminate in the event of its assignment. (As used in this Agreement, the terms “majority of the outstanding voting securities”, “interested persons” and “assignment” have the same meaning of such terms as in the 1940 Act.) Section 10 and 11 herein shall survive the termination of this Agreement.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 30th day of June 2014, effective June 4, 2014.

Jackson National Asset Management, LLC		PPM America, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Mark B. Mandich
Name:	Mark D. Nerud	Name:	Mark B. Mandich
Title:	President and CEO	Title:	Executive Vice President & Chief Operating Officer